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                            September 21, 2022

       John Janedis
       Chief Financial Officer
       fuboTV Inc.
       1290 Avenue of the Americas
       New York, NY 10104

                                                        Re: fuboTV Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39590

       Dear Mr. Janedis:

              We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Metrics and Non-GAAP Measures, page 57

   1. We note your response to prior comment 5. Average Revenue Per User (ARPU) implies that the measure is
based upon revenue recognized in accordance with GAAP. However, the numerator, Non-GAAP
Platform Bookings, includes revenue recognized on both a
                                                        cash and accrual basis.
Please refer to Question 100.04 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures and revise both measures accordingly.
   2.                                                   We note your
explanation related to the presentation of non-GAAP ACPU in
                                                        your response to
comment 5. It appears that Non-GAAP Variable COGS and ACPU
                                                        substitute individually
tailored recognition and measurement methods for those of GAAP.
 John Janedis
fuboTV Inc.
September 21, 2022
Page 2
      Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-
      GAAP Financial Measures and revise accordingly.
3. In connection with the previous two comments, please remove the presentation of Non-
      GAAP Adjusted Contribution Margin as it substitutes individually tailored recognition and measurement methods for those of GAAP.
       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameJohn Janedis
                                                         Division of
Corporation Finance
Comapany NamefuboTV Inc.
                                                         Office of Trade &
Services
September 21, 2022 Page 2
cc:       Greg Rodgers
FirstName LastName